KWESST Contracts U.S.-based Nordon Inc. for the Manufacture of New ARWENTM
Products - Ensuring Highest Quality, Short Lead Times,
and Tariff-free Production

OTTAWA, ON - March 28, 2025 - KWESST Micro Systems Inc. (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) ("KWESST" or the "Company"), today reaffirmed its growth outlook and announces expansion of its manufacturing capabilities into the United States.

The Company is proud to announce a strategic partnership with a contract manufacturer in the United States to bring elements of its production stateside under the signing of a non-binding memorandum of understanding ("MOU") dated March 27, 2025.  The parties will work towards a manufacturing agreement that will outline the terms of a long-term contract manufacturing arrangement by June 1, 2025. This move enhances cross-border collaboration, reduces trade barriers and tariffs, and strengthens its North American supply chain.

KWESST has contracted Nordon Inc. ("Nordon") to commence tooling for scaled production of its ARWENTM less-lethal universal 40mm baton projectile.  Nordon has already completed tooling for scaled production of the majority of the components related to the PARA OPS™ cartridges and projectiles which will be marketed under the ARWENTM brand.  Nordon, located near the historic Corn Hill neighborhood of Rochester, New York and in the former Kodak distribution facility on Lexington Avenue, is a HUBZone-certified manufacturer ("Historically Underutilized Business Zone"). The HUBZone program is a U.S. Small Business Administration initiative that promotes economic development in distressed areas by providing preferential access to federal procurement opportunities. This partnership not only strengthens KWESST's U.S. presence but also helps drive local employment, ensures high-quality production, and enhances supply chain efficiency—all while supporting U.S. law enforcement agencies with best-in-class, American-made products.

"We see significant growth potential with these two products being built in the U.S. and proudly carrying the 'Made in America' designation," said Sean Homuth, KWESST President and CEO. "By manufacturing domestically, we enhance product availability, streamline logistics, and reinforce our commitment to providing quality solutions to law enforcement and eventually civilian markets in the United States."

Paul Reed, CEO of Nordon Inc., echo's Mr. Homuth's sentiment: "We are excited to partner with KWESST in bringing these advanced less-lethal solutions to market. Our state-of-the-art facility and deep expertise in precision manufacturing will ensure that KWESST's products meet the highest standards of quality and reliability while supporting domestic job creation and economic growth."

"These adjustments will strengthen our presence in the U.S. and ensure we are well-positioned to expand our footprint into this very important market," continued Mr. Homuth, "as KWESST's strategic expansion into U.S. manufacturing addresses logistical challenges, regulatory compliance barriers, and tariffs, ensuring smoother market access for its public safety solutions."

"KWESST is committed to building on its momentum in both Canada and the United States," said Mr. Homuth. "We also remain committed to maintaining and expanding our primary manufacturing footprint in Canada for products destined for the Canadian market."

About Nordon Inc.

Nordon Inc. is a premier contract manufacturing partner, delivering high-performance plastic components for industries where precision matters such as medical, sporting, food, firearms, and defense. Since 1973, they have provided the world's leading manufacturers with expertly engineered solutions that meet the most stringent specifications. Through collaborative partnerships, they drive technical advancements that redefine industry standards. As an employee-owned company, they uphold an unwavering commitment to quality, ensuring every product performs flawlessly—even in the most demanding environments.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The Company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

Sean Homuth, President and CEO: homuth@kwesst.com 613-241-1849

Paul Reed, CEO, Nordon Inc.: paul.reed@nordonplastics.com 585-546-6200

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties.

Although KWESST's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all) including a definitive agreement with Nordon, statements of work and orders for its products in 2025 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, growth in expected demand for products, successful launch of new products, achieving supply chain efficiency, impact on local economy and job creation,  reducing trade barrier or tariffs,  inability to secure key partnership agreements to facilitate the contract manufacturing, outsourcing and logistics for its ARWENTM and PARA OPSTM products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement and execute its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.